UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

Securities Purchase Agreement

On July 13, 2025, Bit Origin Ltd (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with the buyers mentioned in the schedule thereto (the “Buyers”), pursuant to which the Company agreed to sell (the “Offering”) up to (i) an aggregate principal amount of $100,000,000 in Senior Secured Convertible Notes, convertible into Class A ordinary shares of the Company, par value $0.30 per share (“Common Shares”), in one or more closings. The Purchase Agreement contains representations and warranties of the Company and the Buyers which are typical for transactions of this type. In addition, the Purchase Agreement contains customary covenants on the Company’s part that are typical for transactions of this type, as well as the following additional covenants.

The Purchase Agreement provides for the purchase of the Initial Note (as defined in the Purchase Agreement) at the Initial Closing (as defined in the Purchase Agreement) and such aggregate principal amount of additional notes as is set forth in such applicable additional closing notice (each such closing of the purchase of such additional notes, each, an “Additional Closing”).

Convertible Notes

Pursuant to the Purchase Agreement, at the Initial Closing on July 16, 2025, the Company issued (i) a Series A-1 Senior Secured Convertible Note (the “Series A-1 Senior Secured Convertible Note”) in the principal amount of Ten Million Dollars ($10,000,000) maturing on July 16, 2029, with a conversion price of $0.32, subject to adjustment as provided therein; and (ii) a Series B-1 Senior Secured Convertible Note (the “Series B-1 Senior Secured Convertible Note”) in the principal amount of Five Million Dollars ($5,000,000) maturing on July 16, 2029, with a conversion price of $0.30, subject to adjustment as provided therein.

Pursuant to the Purchase Agreement, on July 31, 2025 at the first Additional Closing, the Company issued a Series C-1 Senior Secured Convertible Note (the “Series C-1 Senior Secured Convertible Note”, and together with the Series A-1 Senior Secured Convertible Note and Series B-1 Senior Secured Convertible Note, the “Convertible Notes”) in the principal amount of One Million Three Hundred Thirty Eight Thousand Five Hundred and Six Dollars ($1,338,506) maturing on July 31, 2029, with a conversion price of $0.395, subject to adjustment as provided therein.

The Convertible Notes are senior secured obligations of the Company and are secured by all personal property and assets of the Company, pursuant to a Security Agreement.

The Convertible Notes also contain certain negative covenants, including prohibitions on the incurrence of indebtedness, liens, restrictions on redemption and cash dividends, restrictions on the transfer of assets and changes in the nature of business. The Convertible Notes also contain standard and customary events of default including, but not limited to, failure to make payments when due, failure to observe or perform covenants or agreements contained in the Convertible Notes, existence of a default or event of default under any of the Transaction Documents (as defined in the Convertible Notes), the bankruptcy or insolvency of the Company or any of its subsidiaries and unsatisfied judgments against the Company.

The Convertible Notes and Common Shares issuable upon conversion and exercise of the Convertible have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and were issued and sold in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. Each Buyer acquired the securities for investment and acknowledged that it is an accredited investor as defined by Rule 501 under the Securities Act. The Convertible Notes and Common Shares may not be offered or sold in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

The foregoing summary of the Series C-1 Senior Secured Convertible Note does not purport to be complete and is qualified in its entirety by reference to the Series C-1 Senior Secured Convertible Note, the form of which is filed with this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) as Exhibit 10.1, and is incorporated herein by reference.

Approval of Reduction in Par Value

In May 2025, the Company petitioned the Grand Court of the Cayman Islands (Financial Services Division) under Cause No. FSD 115 of 2025 (DDJ) for a reduction of its authorized share capital. The application sought to reduce the par value of each of the Company’s issued and authorized but unissued ordinary shares from US$0.30 to US$0.000001(the “Capital Reduction”). Following due process and consideration, the Court issued its final order on June 5, 2025, approving the Capital Reduction. The court order was registered by the Cayman Islands General Registry on 28 July 2025. After the Capital Reduction, the authorized share capital of the Company was $500, divided into 500,000,000 shares of par value $0.000001 each, comprising of 475,000,000 Class A ordinary shares, par value $0.000001 per share, and 25,000,000 Class B ordinary shares, par value $0.000001 per share.

The Company replaced the Fourth Amended and Restated Memorandum and Articles of Association in their entirety with the Fifth Amended and Restated Memorandum and Articles of Association to account for the Capital Reduction. Pursuant to the Fifth Amended and Restated Memorandum and Articles of Association the authorized share capital of the Company is US$15,000 divided into 15,000,000,000 shares of par value $0.000001 each, comprising of 14,250,000,000 Class A ordinary shares, par value US$0.000001 per share and 750,000,000 Class B ordinary shares, par value US$0.000001 per share. The Fifth Amended and Restated Memorandum and Articles of Association was filed with the General Registry of the Cayman Islands on July 28, 2025.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Fifth Amended and Restated Memorandum and Articles of Association
10.1	Form of Series C-1 Senior Secured Convertible Note

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT ORIGIN LTD.

Date: August 1, 2025	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board